MEMORANDUM

December 3, 2004

     This Memorandum, together with Amendment No. 2 to the Form S-3 (Commission File No. 333-119909) (the “Form S-3”) filed by WESCO International, Inc. (“WESCO International”) and WESCO Distribution, Inc. (“WESCO Distribution”), sets forth the responses of WESCO International and WESCO Distribution to the comments of the Staff of the Securities and Exchange Commission communicated by letter dated December 2, 2004 with respect to Amendment No. 1 to the Form S-3.

Description of Capital Securities – Page 17

COMMENT NO. 1:

     We note your revisions in response to comments 4 and 5, such as removing purchase contracts and purchase units from registration. However, the descriptions of common stock, preferred stock, warrants, and depository shares that you may issue continue to refer to the possibility that such securities may be issued as part of units. Please revise your disclosure accordingly.

RESPONSE:

     We have revised the descriptions in accordance with your comment.

Selling Stockholders – Page 23

COMMENT NO. 2:

     Identify the individuals who have or share voting and/or investment control of the shares held by the entities identified in the table and note (1).

RESPONSE:

     We have revised the description to reflect the maximum number of shares registered to be sold by each of two entities controlled by The Cypress Group LLC (“Cypress”). We have also expanded the disclosure to identify the entities that have or share voting and/or investment control.

Exhibit 5.1

COMMENT NO. 3:

     We note that the number of secondary shares upon which counsel is opining differs from the amount of shares offered by the selling stockholders, as indicated in the fee table and selling stockholder table. Please revise the opinion accordingly.

RESPONSE:

     A revised opinion has been filed with Amendment No. 2 to the Form S-3 to be consistent with the number of shares to be offered by the selling stockholders as disclosed elsewhere.

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